May 17, 2019

Jie Yu
Chief Financial Officer
Luokung Technology Corp.
LAB 32, SOHO 3Q, No 9, Guanghua Road
Chaoyang District
Beijing
People's Republic of China, 100020

       Re: Luokung Technology Corp.
           Registration Statement on Form F-3
           Filed April 30, 2019
           File No. 333-231127

Dear Mr. Yu:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed April 30, 2019

General

1. We note that this registration statement appears to cover the resale of approximately
       48.4% of your outstanding shares and 100% of your non-affiliate public float. Given the number of shares covered by this registration statement, please provide a legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in
       Question 612.09 of our Securities Act Rules Compliance Disclosure Interpretations.
       Additionally, revise your prospectus to describe the transactions in which the selling shareholders acquired their shares, including the dates of the transactions and the amount
 Jie Yu
Luokung Technology Corp.
May 17, 2019
Page 2
       of consideration paid, and file or incorporate by reference any related agreements as exhibits to this registration statement. For example, please summarize the material provisions of, and file or incorporate by reference, your securities purchase agreement with Honbridge Holdings Limited.
2. Paragraph 157 of your articles of association contains an arbitration provision. Please tell us whether arbitration is intended to be the exclusive means for resolving matters with your shareholders and whether this provision applies to claims made under the federal securities laws of the United States. To the extent that this provision requires arbitration and applies to claims made under U.S. federal securities laws, please ensure that you include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

FirstName LastNameJie Yu                                     Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameLuokung Technology Corp.
                                                             and Services
May 17, 2019 Page 2
cc:       William N. Haddad, Esq.
FirstName LastName